                                                                      EXHIBIT 19

TO OUR STOCKHOLDERS

   Nineteen ninety nine will be a year full of challenges for financial institutions and businesses in general. For Popular, Inc. these challenges include finalizing the modifications to the computer systems in order to have them ready for the Year 2000, completing the integration of the U.S. operations and diversifying our financial services to provide more quality service and alternatives to our clients. Besides focusing on these challenges, during the first quarter of 1999, the Corporation continued reflecting strong financial performance.

   Net income rose to $63.7 million for an increase of $8.9 million or 16.2% from $54.8 million in the same quarter of 1998. For the last quarter of 1998, the Corporation reported net income of $62.5 million. On a per common share basis, net income for the first quarter of 1999 rose to $0.45 from $0.39 for the same period in 1998 and $0.44 for the last quarter of 1998.

   The Corporation's return on assets (ROA) for the first quarter of 1999 amounted to 1.14%, the same as in the first quarter of 1998. The return on common equity (ROE) for the quarter ended March 31, 1999, increased to 16.03% from 15.36% for the same period a year earlier. For the fourth quarter of 1998, the Corporation attained ROA and ROE of 1.13% and 15.84%, respectively.

   Earnings for the first quarter of 1999, as compared with the same quarter in 1998, reflected a $23.5 million increase in net interest income as well as a $19.1 million rise in other operating income. These increases were tempered, in part, by an increase in operating expenses of $29.5 million, a higher provision for loan losses of $2.2 million and a rise of $2.5 million in income taxes.

   The improvement of $23.5 million in net interest income resulted from a growth of $3.2 billion in average earning assets, primarily as a result of a $1.7 billion increase in average loans. The net interest yield, on a taxable equivalent basis, amounted to 4.77% for the first quarter of 1999, compared with 5.00% for the same period a year earlier.

   The provision for loan losses amounted to $35.8 million for the first quarter of 1999, from $33.6 million in the same period of 1998, reflecting the growth in the loan portfolio and non-performing assets. Net charge-offs for the quarter ended March 31, 1999, amounted to $25.9 million as compared with $27.5 million for the same quarter in 1998, and $30.6 million for the fourth quarter of 1998.

   Our investment in new sources of revenues continued showing good results as all major categories of other income reflected improvements. This growth was fueled by increases of $4.1 million in credit card fees and discounts, $2.9 million in service charges on deposit accounts, $2.1 million in check cashing fees and $1.7 million in the sale and administration of investment products. In addition, the Corporation reflected an increase of $5.8 million in other income mainly resulting from a $3.2 million gain recorded at Equity One on a $125 million loan securitization.

   Operating expenses amounted to $201.9 million for the first quarter of 1999, up from $172.4 million for the same period a year earlier. The rise of $29.5 million in operating expenses for the three-month period ended March 31, 1999, was principally attributed to an increase in personnel costs. This category rose $12.6 million reflecting the salaries and benefits of the operations acquired during the second half of 1998 as well as annual merit increases. In addition, business promotion and equipment expenses both rose as a result of the Corporation's business expansion, particularly in the U.S. mainland, and investment in new technology.

   Total assets at March 31, 1999, were $23.2 billion, up $3.2 billion or 15.8% from $20.0 billion a year earlier. Loans were $13.5 billion at March 31, 1999, an increase of 16.6% compared with $11.5 billion at the same date in 1998 and $13.1 billion at December 31, 1998. Loan growth was mostly led by increases of $1.3 billion and $0.5 billion in the commercial and mortgage loan portfolios, respectively, when compared with the amounts reported as of March 31, 1998.

   At March 31, 1999, the allowance for loan losses was $277 million or 2.06 % of loans, compared with $218 million or 1.89% at March 31,1998, and $267 million or 2.04% at December 31, 1998. Non-performing assets (NPA) amounted to $298 million compared with $213 million at the same date last year and $296 million at the end of 1998. The increase in NPA was primarily due to the non-performing assets of Banco Fiduciario, acquired on the third quarter of 1998, which amounted to $33 million at March 31, 1999, and to the growth in the loan portfolio.

   At March 31, 1999, total deposits were $13.6 billion compared with $12.0 billion at the same date in 1998, principally as a result of a $712 million increase in savings accounts. Total deposits amounted to $13.7 billion at December 31, 1998. In addition to the deposits of the acquired operations, the rise in deposits from March 31, 1998 was partially related to funds that entered into the banking system in Puerto Rico because of payments made by insurance companies and federal government agencies for claims after hurricane Georges hit the island in September 1998. Borrowings increased to $7.4 billion at the end of the first quarter of 1999, from $6.1 billion a year earlier.

   Stockholders' equity totaled $1.7 billion at March 31,1999, compared with $1.5 billion a year earlier and $1.7 billion as of December 31, 1998. Book value per common share was $11.82 as of March 31, 1999, compared with $10.68 as of the same date last year and $11.86 at the end of 1998.

   The Corporation's stock market value was $30.88 at the end of the quarter, compared with $29.34 at March 31, 1998 and $34.00 at December 31, 1998. The Corporation had a market capitalization of $4.2 billion at March 31, 1999, based on 135,709,287 common shares outstanding.

Focusing on achieving a common platform in the United States from a legal, regulatory and operational perspective, on January 1, 1999 the Corporation substantially completed the previously mentioned reorganization of its U.S. operations by consolidating the banking subsidiaries in California, Florida, New Jersey and Illinois, and Banco Popular branches in New York into one bank named Banco Popular North America. Banco Popular, N.A. (Texas) is expected to become part of Banco Popular North America later during 1999.

   As the year 2000 approaches, we continue making progress towards preparing our systems for the new century. We have dedicated significant resources to address the issue as we understand that having our systems operating correctly is key to serving the needs of our shareholders and customers. As of March 31, 1999, the Year 2000 Plan, including information technology components, date-sensitive operating equipment, customers and business partners was 91% completed. The plan as a whole should be substantially completed by June 30, 1999.

   Continuing with the Corporation's strategy of penetrating the unbanked segment, during this quarter, Popular Cash Express acquired Houston Check Cashers, Inc., with ten offices in Texas, and Valley Check Cashers, Inc., which operates six stores in Los Angeles, California. In addition, Popular Cash Express opened one additional store in Los Angeles and one in Arizona. At the end of the first quarter of 1999, Popular Cash Express was operating 42 stores in five states plus 31 mobile units in California.

   On March 2, 1999, the Corporation acquired 9.99% of the Puerto Rico Telephone Company (PRTC) from the Government of Puerto Rico. This acquisition is part of a joint venture with GTE, a telecommunications company, which acquired a 50% share of PRTC, while the government retains between 44% and 47% of ownership.

   During this quarter, the Corporation announced its plan to acquire GM Group. This company provides electronic data processing and consulting services, sale and rental of electronic data processing equipment, and selling and maintenance of computer software to clients in Puerto Rico, as well as Venezuela and the Dominican Republic. With this acquisition, the Corporation will continue making progress towards its strategic initiative of expanding its electronic capabilities and diversifying its sources of revenues.

Mr. Esteban D. Bird, a director of Banco Popular de Puerto Rico since 1990 recently passed away. We will certainly miss his sound advice and profoundly appreciate his many years of dedication to our organization.


Richard L. Carrion
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

                                                    At March 31,                  Average for the quarter
                                       -----------------------------------    ----------------------------------
BALANCE SHEET HIGHLIGHTS                  1999          1998      Change         1999         1998      Change
(In thousands)
Money market investments              $   865,612  $   634,457  $  231,155   $   968,845 $   700,123  $  268,722
Investment and trading securities       7,302,677    6,571,247     731,430     7,361,873   6,174,230   1,187,643
Loans                                  13,458,245   11,543,169   1,915,076    13,211,405  11,466,638   1,744,767
Total assets                           23,174,075   20,018,220   3,155,855    22,695,779  19,485,912   3,209,867
Deposits                               13,576,672   12,005,800   1,570,872    13,578,244  11,805,324   1,772,920
Borrowings                              7,401,790    6,106,539   1,295,251     7,021,406   5,871,602   1,149,804
Stockholders' equity                    1,704,482    1,546,238     158,244     1,659,015   1,492,184     166,831

                                                        First quarter
                                              ---------------------------------
OPERATING HIGHLIGHTS                             1999         1998       Change
(In thousands, except per share information)
Net interest income                           $236,239     $212,704     $23,535
Provision for loan losses                       35,771       33,565       2,206
Fees and other income                           87,057       67,951      19,106
Other expenses                                 223,861      192,295      31,566
Net income                                    $ 63,664     $ 54,795     $ 8,869
Net income applicable to common stock         $ 61,577     $ 52,708     $ 8,869
Earnings per common share                         0.45         0.39        0.06


                                                           First quarter
                                                        ------------------
SELECTED STATISTICAL INFORMATION                          1999       1998
COMMON STOCK DATA
Market price
    High                                                $ 37.88    $ 29.34
    Low                                                   30.88      23.03
    End                                                   30.88      29.34
Book value at period end                                  11.82      10.68
Dividends declared                                         0.14       0.11
Dividend payout ratio                                     30.84%     28.25%
Price/earnings ratio                                      18.06x     19.18x
PROFITABILITY RATIOS
Return on assets                                           1.14%      1.14%
Return on common equity                                   16.03      15.36
Net interest spread (taxable equivalent)                   3.89       4.11
Net interest yield (taxable equivalent)                    4.77       5.00
Effective tax rate                                        26.16      26.66
Overhead ratio                                            48.61      49.10
CAPITALIZATION RATIOS
Equity to assets                                           7.31%      7.66%
Tangible equity to assets                                  6.19       6.56
Equity to loans                                           12.56      13.01
Internal capital generation                               10.27      10.14
Tier I capital to risk-adjusted assets                    10.73      12.17
Total capital to risk-adjusted assets                     12.98      14.54
Leverage ratio                                             6.69       7.11
CREDIT QUALITY RATIOS
Allowance for losses to loans                              2.06%      1.89%
Allowance to non-performing assets                        92.84     102.04
Allowance to non-performing loans                        103.14     111.03
Non-performing assets to loans                             2.22       1.85
Non-performing assets to total assets                      1.29       1.07
Net charge-offs to average loans                           0.78       0.96
Provision to net charge-offs                               1.38x      1.22x
Net charge-offs earnings coverage                          4.69       3.94

Note: All common stock data has been adjusted to reflect the stock split effected in the form of a dividend on July 1, 1998.

ADDITIONAL INFORMATION
Board Of Directors
Richard L. Carrion, Chairman
Alfonso F. Ballester, Vice Chairman
Antonio Luis Ferre, Vice Chairman
Juan A. Albors Hernandez *
Jose A. Bechara Bravo *
Juan J. Bermudez
Esteban D. Bird *
Francisco J. Carreras
David H. Chafey Jr.
Luis E. Dubon Jr.
Hector R. Gonzalez
Jorge A. Junquera Diez
Manuel Morales Jr.
Alberto M. Paracchini
Francisco M. Rexach Jr.
J. Adalberto Roig Jr.
Felix J. Serralles Nevares
Julio E. Vizcarrondo Jr.
       Samuel T. Cespedes, Secretary
       *  Director of Banco Popular de Puerto Rico only
Executive Officers
Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
David H. Chafey Jr., Senior Executive Vice President
Jorge A. Junquera Diez, Senior Executive Vice President
Maria Isabel P. de Burckhart, Executive Vice President
Roberto R. Herencia, Executive Vice President
Larry B. Kesler, Executive Vice President
Humberto Martin, Executive Vice President
Emilio E. Pinero, Executive Vice President
Carlos Rom Jr., Executive Vice President
Carlos J. Vazquez, Executive Vice President

SHAREHOLDER INFORMATION
Shareholder Assistance: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:
     Banco Popular de Puerto Rico
     Trust Division (725)
     Popular Center Building
     4th Floor Suite 400
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918
Publications: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at (787) 765-9800 ext. 6101, or VISIT OUR WEB SITE AT HTTP://WWW.POPULARINC.COM. Dividend Reinvestment Plan: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.

- Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.
- Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.
-        No brokerage commissions are charged on purchases under this plan.
- Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.

If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

CONSOLIDATED STATEMENTS OF CONDITION                                                                    March 31,
                                                                                             ------------------------------
Dollars in thousands                                                                              1999               1998
ASSETS
   Cash and due from banks                                                                   $    596,116       $    517,003
                                                                                             ------------       ------------
   Money market investments:
    Federal funds sold and securities and mortgages purchased
      under agreements to resell                                                                  828,981            587,579
    Time deposits with other banks                                                                 36,068             46,182
    Bankers' acceptances                                                                              563                696
                                                                                             ------------       ------------
                                                                                                  865,612            634,457
                                                                                             ------------       ------------
   Investment securities available-for-sale, at market value                                    6,544,252          5,906,739
   Investment securities held-to-maturity, at cost                                                484,958            416,773
   Trading account securities, at market value                                                    273,467            247,735
   Loans held-for-sale                                                                            475,081            307,382
                                                                                             ------------       ------------
   Loans                                                                                       13,339,826         11,582,940
      Less__ Unearned income                                                                      356,662            347,153
           Allowance for loan losses                                                              277,116            217,708
                                                                                             ------------       ------------
                                                                                               12,706,048         11,018,079
                                                                                             ------------       ------------
   Premises and equipment                                                                         432,694            377,189
   Other real estate                                                                               29,800             17,285
   Customers' liabilities on acceptances                                                           21,208              1,397
   Accrued income receivable                                                                      161,258            132,092
   Other assets                                                                                   315,602            213,948
   Intangible assets                                                                              267,979            228,141
                                                                                             ------------       ------------
                                                                                             $ 23,174,075       $ 20,018,220
                                                                                             ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
    Non-interest bearing                                                                     $  2,919,926       $  2,492,547
    Interest bearing                                                                           10,656,746          9,513,253
                                                                                             ------------       ------------
                                                                                               13,576,672         12,005,800
   Federal funds purchased and securities sold under agreements to repurchase                   3,915,208          2,959,925
   Other short-term borrowings                                                                  1,690,489          1,567,346
   Notes payable                                                                                1,521,093          1,304,268
   Acceptances outstanding                                                                         21,208              1,397
Other liabilities                                                                                 450,411            358,246
                                                                                             ------------       ------------
                                                                                               21,175,081         18,196,982
                                                                                             ------------       ------------
   Subordinated notes                                                                             125,000            125,000
                                                                                             ------------       ------------
   Preferred beneficial interests in Popular North America's junior subordinated
    deferrable interest debentures guaranteed by the Corporation                                  150,000            150,000
                                                                                             ------------       ------------
   Minority interest in consolidated subsidiary                                                    19,512
                                                                                             ------------       ------------
Stockholders' equity:
   Preferred stock                                                                                100,000            100,000
   Common stock                                                                                   826,121            412,238
   Surplus                                                                                        218,635            603,445
   Retained earnings                                                                              573,068            433,062
   Treasury stock, at cost                                                                        (39,559)           (39,559)
   Accumulated other comprehensive income, net of deferred taxes                                   26,217             37,052
                                                                                             ------------       ------------
                                                                                                1,704,482          1,546,238
                                                                                             ------------       ------------
                                                                                             $ 23,174,075       $ 20,018,220
                                                                                             ============       ============

CONSOLIDATED STATEMENTS OF INCOME
Dollars in thousands, except per share information                          Quarter ended
                                                                              March 31,
                                                                    ------------------------------
                                                                      1999                  1998
Interest Income:
   Loans                                                            $326,033              $293,217
   Money market investments                                            7,933                 8,827
   Investment securities                                             105,434                90,259
   Trading account securities                                          4,795                 4,065
                                                                    --------              --------
                                                                     444,195               396,368
                                                                    --------              --------
Interest Expense:
   Deposits                                                          110,823                97,330
   Short-term borrowings                                              69,374                56,248
   Long-term debt                                                     27,759                30,086
                                                                    --------              --------
                                                                     207,956               183,664
                                                                    --------              --------
Net interest income                                                  236,239               212,704
Provision for loan losses                                             35,771                33,565
                                                                    --------              --------
Net interest income after provision for loan losses                  200,468               179,139
Service charges on deposit accounts                                   28,249                25,338
Other service fees                                                    37,909                26,173
Gain on sale of securities                                               450                   867
  Trading account (loss) profit                                         (282)                  669
Other operating income                                                20,731                14,904
                                                                    --------              --------
                                                                     287,525               247,090
                                                                    --------              --------
Operating Expenses:
   Personnel costs:
     Salaries                                                         70,157                59,293
     Profit sharing                                                    6,320                 5,683
     Pension and other benefits                                       19,559                18,418
                                                                    --------              --------
                                                                      96,036                83,394
   Net occupancy expenses                                             14,258                11,561
   Equipment expenses                                                 20,734                18,028
   Other taxes                                                         8,265                 7,968
   Professional fees                                                  15,312                12,878
   Communications                                                     10,829                 8,824
   Business promotion                                                 11,000                 8,216
   Printing and supplies                                               4,990                 4,003
   Other operating expenses                                           12,847                10,724
   Amortization of intangibles                                         7,620                 6,784
                                                                    --------              --------
                                                                     201,891               172,380
                                                                    --------              --------
Income before income tax and minority interest                        85,634                74,710
Income tax                                                            22,402                19,915
Net loss of minority interest                                            432
                                                                    --------              --------
Net income                                                          $ 63,664              $ 54,795
                                                                    ========              ========
Net income applicable to common stock                               $ 61,577              $ 52,708
                                                                    ========              ========
Earnings per common share (basic and diluted)                       $   0.45              $   0.39
                                                                    ========              ========